PAINEWEBBER SECURITIES TRUST
                               51 West 52nd Street
                          New York, New York 10019-6114


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      PaineWebber Securities Trust
                  (File Nos. 33-55374 and 811-7374)
                  Accession #:  0000928385-01-502242
                  CIK #:  0000894632

Ladies and Gentlemen:

          The purpose of this letter is to request that the amendment to the registration statement on Form N-1A for PaineWebber Securities Trust, filed on November 2, 2001 (Accession #: 0000928385-01-502242), be withdrawn from the SEC's database.

          We inadvertently filed an amendment for a different registrant (Brinson Securities Trust) using the filing submission information for PaineWebber Securities Trust. Brinson Securities Trust has subsequently filed the correct amendment for Brinson Securities Trust on November 6, 2001 (Accession #: 0000928385-01-502280). We respectfully request that the SEC withdraw the amendment filed on November 2, 2001 for PaineWebber Securities Trust (Accession #: 0000928385-01-502242) pursuant to Rule 477(a) under the Securities Act of 1933. No securities were sold in connection with this amendment.

          We appreciate your prompt attention to this matter and would be happy to provide additional information you might require.

                                   Sincerely,


                                   /s/ Amy R. Doberman

                                   Amy R. Doberman
                                   Vice President and Secretary
                                   PaineWebber Securities Trust